DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-102038
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-102038
Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated July 31, 2003 to the Partnership's final prospectus dated March 27, 2003.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                    July 2003


The redemption net asset value for Citigroup Diversified Futures Fund L.P. was $898.20 per unit at the end of July, down 6.9% for the month.

July saw the continuation of the volatility and lack of price direction in the currency and interest rate markets that had begun in mid-June. Fortunately, other markets, notably stock indices, metals and energy, provided valuable diversification and profits.

Currency positions were hit hard in July when the Bank of Japan announced that they would not allow a strong yen to continue and subsequently sold 30 billion Yen. The currency market was also impacted by short-term, precipitous swings in the Euro versus the US dollar. In the related interest rate markets, a strong sell-off in the US bond market produced losses for long term long positions. Losses were further accumulated in non-US long-term interest rate positions. Providing positive results were stock index positions which finished the month in a continued uptrend. The best performers in the sector were the Osaka Nikkei, German Dax and the Nasdaq E-Mini.

Commodity trading generally was profitable for the month. Positions in crude and related products were profitable as prices moved higher due to low inventory concerns in industrialized nations. Metals were also up as base metals process rose on expectations of an accelerating global economic recovery. Gold underperformed as the strength in the US dollar and weakness in the Euro translated into lower gold prices.

Agriculture products were mixed for July with gains in corn and bean oil offset slightly by losses in cocoa and sugar.

Past performance is not indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.


Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                             For the Period July 1,
                              Through July 31, 2003

                                                       Percent
                                                     of Average
                                                     Net Assets

Realized losses from trading          $(13,330,805)    (10.74)%
Change in unrealized gains/losses
     from trading                        5,152,807       4.15
                                       -----------      -----
                                        (8,177,998)     (6.59)
Less, Brokerage commissions
     and clearing fees ($23,655)           632,260       0.51
                                       -----------      -----
Net realized and unrealized losses      (8,810,258)     (7.10)
Interest Income                             69,284       0.06
                                       -----------      -----
                                        (8,740,974)     (7.04)
                                       -----------      -----
Less, Expenses:
     Management fees                       204,685       0.16
     Other expenses                         13,224       0.02
                                       -----------      -----
                                           217,909       0.18
                                       -----------      -----
Net Loss                                (8,958,883)     (7.22)%
                                                        =====

Additions ( 53,179.5860 L.P. units
at June 30, 2003 net asset
value per unit of $965.22)              51,330,000
Redemptions ( 9.2522 L.P. units
at July 31, 2003 net asset
value per unit of $898.20)                  (8,310)
                                       -----------
Increase in net assets                  42,362,807
Net assets June 30, 2003   (Note 1)     77,321,683
                                       -----------
Net assets July 31, 2003              $119,684,490
                                       ===========

Net Asset Value per unit
  ($119,684,490 / 133,919.1181 Units)      $893.71
                                           =======

Redemption value per unit  (Note 1)        $898.20
                                           ========


Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $898.20.

The net asset value per unit of $893.71 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

   By:/s/ Daniel R. McAuliffe, Jr.
        ---------------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director

   Citigroup Managed Futures LLC
   General Partner, Citigroup
   Diversified Futures Fund L.P.